[LETTERHEAD]
                            SILICON VALLEY LAW GROUP


                              September 30, 2005


VIA FEDERAL EXPRESS; FILED VIA EDGAR - CORRESPONDENCE

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attn:	Song P. Brandon, Esq.
	Division of Corporate Finance
	Mail Stop 6010

	Re:	Enable IPC Corporation
		Registration Statement on Form SB-2
           	File No. 333-125504

Dear Ms. Brandon:

On behalf of Enable IPC Corporation, a Delaware corporation (the "Company"), we have been authorized to present the following responses to that certain letter from the Staff dated June 29, 2005 (the "Comment Letter"), relating to the Company's Registration Statement on Form SB-2 (File No. 333-125504) (the "Registration Statement").

Concurrently herewith, the Company is filing with the Commission Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which also responds to the Comment Letter.

The Staff's comments have been set forth below in italics, and the following paragraphs have been numbered to correspond to the numeration of the Comment Letter.

Form SB-2

General

1. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

	We have formulated the following response in accordance with your requests.

 2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

	Your comment is acknowledged; we have made corresponding changes in Amendment No. 1 where applicable.

3. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

	We have provided copies of the graphic and visual material with the copy of this letter sent via Federal Express.

4. Do you intend to update this prospectus to keep it current for the benefit of the selling shareholders after the expiration of the primary offering?

	Yes, the Company intends to update the prospectus as required in order to keep it current for the benefit of the selling stockholders after the expiration of the primary offering.

Cover Page

5. Please indicate the price of the common stock you intend to offer via the registration statement in the primary offering on the cover page. We note you have disclosed a fixed price of $.50 per share.

	Pursuant to your request, we have added to the first paragraph of the cover page of the prospectus a statement that the Company is offering 5,000,000 shares of common stock at a price of $.50 per share.

6. With respect to the shares to be sold by selling shareholders, please disclose, if true, that the selling shareholders will sell at a price of $x.xx (or a range) per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

 	Pursuant to your request, we have added to the first paragraph of the cover page of the prospectus a statement that the selling stockholders are offering 6,504,687 shares of common stock (we are seeking to register an additional 2,642,000 shares) at a price of $.50 per share until the Company's common stock is quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.

Our Company, page 2

7. Please revise your summary section to also discuss any negative aspects of your company's strategy and prospects, including your losses, lack of operating history, lack of revenues and need to raise significant capital to implement your business strategy. In the alternative, please remove the discussion contained in your third sentence to your Business section.

	Based on the context of your request, we believe that you intended to reference the third sentence of the first paragraph of the section of the prospectus entitled "Prospectus Summary - Our Company," and have accordingly deleted that sentence.

Risk Factors, page 4

8. Please reorganize your Risk Factors section into 3 different sections. The first section should be Risks Related to the Business, the second section should be Risks Related to the Industry and the third should be Risks Related to the Common Stock.

	Pursuant to your request, we have reorganized the "Risk Factors" section into the three suggested sections and have moved the individual risk factors accordingly. Please see pages 5, 11 and 12 of the prospectus.

9. We note the statement regarding the "going-concern" opinion from your auditors' independence report. Please add a separate risk factor discussion that discusses the risks and consequences stemming from your auditors' "going-concern" opinion.

	Pursuant to your request, we have added a risk factor addressing the Company's "going concern" opinion. Please see page 2 of the prospectus.

10. With respect to your primary offering, please consider adding a risk factor that new investors will:

      o Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and

      o Contribute __% of the total amount to fund the company but will own only __% of the shares outstanding.

In the alternative, please explain to us why no such risk factor is necessary.

	Pursuant to your request, we have added two new risk factors; the first regarding the price per share paid by investors and the second regarding the dilution to be experienced by new investors. Please see pages 12 and 13 of the prospectus.

11. We note from page 13 that you do not plan to pay dividends. Please consider including a risk factor stating that any profit from an investment in your company will need to come from an increase in share value. In the alternative, please explain to us why you do not believe this risk factor is necessary.

	Pursuant to your request, we have added a risk factor regarding our plans regarding the payment of dividends. Please see page 12 of the prospectus.

"We are an early stage company, and have a limited operating history on which. . .. . " page 4

12. Please revise this risk factor heading and discussion to provide that you have no products currently available for commercial sale and if true, that you do not expect to have commercial products in the near future.

	Pursuant to your request, we have modified the risk factor heading and discussion. Please see page 5 of the prospectus.

13. We note your statement instructing investors to "consider risks and uncertainties frequently encountered by early stage companies in new and rapidly evolving markets." Please expand your discussion to briefly discuss the types of risks and uncertainties frequently encountered by early stage companies.

	Pursuant to your request, we have modified this risk factor to briefly discuss these types of risks and uncertainties. Please see page 5 of the prospectus.

"We expect losses for the foreseeable future."  page 4

14. Please revise your heading to reflect that you may never achieve profitability.

	Pursuant to your request, we have revised the title of this risk factor to read "We expect losses for the foreseeable future and may never achieve profitability." See page 6 of the prospectus.

15. You indicate that you plan to invest in additional employees and to build your infrastructure to comply with the requirements of being a publicly traded company. To the extent possible, please quantify the number of additional employees you intend to hire in the next 12 to 18 months. Please also explain what you mean by the language "build our infrastructure to comply with the requirements of being a publicly traded company." Please also provide similar disclosure in your Liquidity and Capital Resources section.

	Pursuant to your request, we have revised this risk factor to include the number of employees we intend to hire in the next 12 to 18 months, and have also explained the quoted language. Similar disclosure has been added to the "Management's Discussion and Analysis or Plan of Operation - Liquidity and Capital Resources" section of the prospectus. Please see pages 6 and 25 of the prospectus.

"We need additional capital." page 4

16. Please revise this heading to reflect the consequences to your business if you do not obtain additional capital.

	Pursuant to your request, we have revised the heading of this risk factor to read "If we do not raise additional capital, we may have to curtail or even cease operations." Please see page 6 of the prospectus.

17. Please also state how long your operations will continue to run with your current cash and capital resources. Please provide similar disclosure in your Liquidity and Capital Resources section.

	Pursuant to your request, we have added this discussion to the specified sections of the prospectus. Please see pages 6 and 25 of the prospectus.

18. Please disclose when you intend to raise the identified capital funds. You should put your cash needs in a context by stating the amount of cash you currently have available to you and the average amount of cash you are using on a monthly basis.

	Pursuant to your request, we have added this discussion to the specified sections of the prospectus. Please see pages 6 and 25 of the prospectus.

19.Each risk factor should discuss one risk. We note this risk factor discusses the separate risk that if you issued additional capital, the dilution consequences of such an issuance, and the separate risk of debt financing, which may involve unfavorable financial terms or significant restrictive covenants. Please revise this section such that each of these risk factors is presented separately.

	Pursuant to your request, we have separated this risk factor into three separate risk factors - one covering the need to raise additional capital, the second discussing the dilution that may result from the issuance of additional securities, and the third relating to the risks of debt financing. Please see pages 6 and 7 of the prospectus.

"Establishing our revenues and achieving profitability will depend on our ability. . . ." page 5

20. You state that you may be required to seek regulatory clearance or approval for new products. Please identify the approvals you may need, including the proposed product and the agency giving the approval. Please provide similar disclosure in your Government Regulation section of your document.

   We have been informed by the Company that it is currently unaware of any specific regulatory clearance or approval that may be required for its products. In the event that the Company pursued alternative battery chemistries (which it currently has no intention to do), it could be subject to state hazardous chemical disposal requirements. We have modified the above-referenced risk factor accordingly, and have added a similar discussion in the "Government Regulation" portion of the "Business" section of the prospectus. See pages 7 and 38 of the prospectus.

"Competition for experienced personnel is intense and our inability to attract and. . . ." page 5

21. Please identify the "other key employees" you are referring to as you indicate in your Employees section that you have one person in management and administration. Please also revise to clarify the inconsistent statements in these two sections.

	We have been informed by the Company that the above-referenced phrase is in error, and it has been deleted from this risk factor. Please see page 8 of the prospectus.

22.Please indicate if you maintain or intend to maintain any employment agreements or any key life insurance policies.

	The Company currently has an employment agreement with David A. Walker, its Chief Executive Officer, and a consulting agreement with Mark A. Daugherty, Ph.D., its Chief Technology Officer. We have modified this risk factor to disclose the existence of these agreements. The Company currently does not maintain key person life insurance policies, and has also revised this risk factor to so indicate. Please see page 8 of the prospectus.

23. To the extent that you have experienced difficulties attracting and retaining key personnel, please revise to discuss these difficulties. Also, disclose whether any key personnel have plans to retire or leave your company in the near future.

      As the Company has only recently commenced operations and only has one employee, it has not yet had the opportunity to experience any difficulty in attracting or retaining key personnel. We have been informed by the Company that it is unaware of any plans by key employees to retire or leave in the near future. Both Mr. Walker and Dr. Daugherty have indicated that they currently anticipate renewing their respective employment and consulting agreements when they expire in March 2006.

"We may be unable to compete effectively with other companies in our market. . . .." page 6

24. If you are aware of any specific competition, products in development or new products that your competitors provide or will soon provide, disclose these competitive threats and the potential impact of these products or product introductions on your business.

	Pursuant to your request, we have modified this risk factor to provide additional disclosure regarding our competitors. See pages 8 and 9 of the prospectus.

"If we are unable to effectively manage our growth, we may experience. . . ."
page 8

25. Please indicate the approximate timing of when you intend to "rapidly and significantly" expand your operations, to the extent possible.

	The Company has informed us that it intends to expand its operations significantly after it has raised the $2.5 million contemplated by the prospectus. We have added this information to the risk factor.
        See page 9 of the prospectus.

"If we are unable to successfully protect our inventions through the issuances.
.. . ." page 9

26. Please identify any key patents you maintain or have pending as well as the expiration dates of such patents. To the extent that you have no patents, please so indicate. Please also provide similar disclosure in the section entitled "Intellectual Property" on page 27 of the document.

	The Company currently has one patent pending and no issued patents. Disclosures to that effect have been added to the referenced risk factor and to the section entitled "Business - Intellectual Property." Please see pages 10 and 38 of the prospectus.

"Acquisitions may disrupt or otherwise have a negative impact on our. . . ."
page 10

27. Please highlight the company's lack of/limited experience in identifying quality acquisition candidates, successfully acquiring them and integrating them into your current infrastructure.

	Pursuant to your request, we have modified this risk factor to indicate the Company's lack of experience in identifying quality acquisition candidates, successfully acquiring them and integrating them into its current infrastructure. Please see page 11 of the prospectus.

"Anti-takeover provisions and our right to issue preferred stock could make. . . .." page 10

28. It appears that the more significant risk to investors is how these measures may prevent or frustrate attempts to replace or remove the current management of the company by shareholders. Revise this risk factor heading and accompanying disclosure to disclose more clearly the possibility of entrenchment of management.

	Pursuant to your request, we have revised this risk factor heading and accompanying disclosure to highlight the possibility of entrenchment by management due to anti-takeover provisions. Please see page 11 of the prospectus.

"Our common stock price is likely to be highly volatile; our stick will be. . . .." page 10

29. We note the disclosure you include in the bullet points of this risk factor. It appears each of these factors warrant separate discussion as risk factors. Please consider adding a risk factor discussion for each of the items listed in the bullet point section of this section. To the extent you do not believe each factor warrants separate discussion, please supplementally explain to us why.

	This risk factor discusses the overall volatility of "penny stocks."
	The individual bullet points are intended to list the factors that could impact or affect this volatility - they are often interrelated and interdependent. The Company believes that to discuss them in separate risk factors would therefore result in significant repetition that would tend to negatively impact the effectiveness of the disclosure. For those reasons, we respectfully suggest that this risk factor remain unchanged.

"Additional shares held by existing stockholders may be sold into the public . . .. ." page 11

30. Please revise to include the number of your presently outstanding shares, the number that will be freely tradable after the effectiveness of this registration statement and the number that will be subject to Rule 144.

	Pursuant to your request, we have revised this risk factor to indicate the number of shares of our common stock that will be freely tradable after the effectiveness of the registration statement and the number that will be subject to Rule 144. Please see page 14 of the prospectus.

Use of Proceeds, page 12

31. Please disclose more specific information of the proceeds you plan to use for the categories you list in this section. For example, disclose the approximate amount and timing of such expenditures. In addition, with regard to working capital, do you plan to acquire new products or technologies? Please also indicate what stage in development of your key products you expect to be after the expenditure of these proceeds.

	Pursuant to your request, we have modified the "Use of Proceeds" section to provide more specific information regarding the proceeds from this offering, as well as the stage of development of key products that the Company expects after the expenditure of these proceeds. Please see page 15 of the prospectus.

32. The use of proceeds discussion is based on the assumption that you will sell all of the shares offered. Please expand the discussion to indicate how the use of proceeds may change in the event only a quarter and half of the shares offered are sold, respectively.

	Pursuant to your request, we have modified the "Use of Proceeds" section to indicate how the use of proceeds would change if we sell only 50% and 25%, respectively, of the shares in this offering. Please see page 15 of the prospectus.

Management's Discussion and Analysis, page 15

33. Please address the topics required by Item 303 of Regulation S-B, including expected significant infrastructure changes during this period (e.g. increase/decrease in number of employees and plant start up) and a discussion of off-balance sheet arrangements that are reasonably likely to have a current or future effect on the Company's financial condition, revenues, results of operations, liquidity, capital expenditures that is material to investors or state that none exist.

	The Company has informed us that it does not anticipate significant infrastructure changes in the foreseeable future. In addition, the Company has no off-balance sheet arrangements. Based on the foregoing, we believe that modifications to this section of the prospectus to cover these two issues is not required.

34. Please include a table of contractual obligations.

	We note, as set forth in Release No. 33-8182, that a table of contractual obligations is not required for small business issuers that file small business reporting forms. In addition, we have been informed by the Company that it has no long-term debt, capital lease obligations, operating leases, purchase obligations or other long-term liabilities. Accordingly, no table of contractual obligations has been included in the prospectus.

35. Please describe the research and development you will perform for the next twelve months, as required by Item 303(a)(1)(ii) of Regulation S-B.

	Pursuant to your request, we have added a description of the Company's research and development for the next twelve months to the "Management's Discussion and Analysis or Plan of Operation" section of the prospectus. Please see page 25 of the prospectus.

36. Please disclose your future minimum annual royalty payment obligations under the technology assignment agreement, as required by Item 303(b)(1)(i) of Regulation S-B.

	Pursuant to your request, we have added information regarding the Company's minimum annual royalty payment obligations under the Technology and Patent Assignment Agreement to the "Management's Discussion and Analysis or Plan of Operation" section of the prospectus. Please see page 26 of the prospectus.

Liquidity and capital resources, page 16

37. Please update the discussion concerning the completion date of your research and development.

	Pursuant to your request, we have updated the discussion to as of June 30, 2005. Please see page 26 of the prospectus.

Business, page 18

38. You indicate that your initial product will be a thin film lithium battery developed from licensed technology. Please indicate when you expect to initiate commercial sale of this product, including the present development status of this product. Please also provide the material terms of this agreement in an appropriate area of your Business section.

	Pursuant to your request, we have modified the first paragraph of the Business section and the subsection of the Business section entitled "Business - Intellectual Property" to discuss the anticipated date of initiation of commercial sales and the product development status, as well as further information regarding the terms of the Technology and Patent Assignment. Please see pages 29 and 38 of the prospectus.

39. Please expand the discussion to describe the technology you acquired from Dr. Choi. In this regard, we note the discussion contained in exhibit 10.1. Please include a discussion of positive and negative aspects of the technology.

	Pursuant to your request, we have expanded the discussion of the terms of the technology that we acquired from Dr. Choi. Please see the response to Item 38 above.

Industry Information, page 19

40. Please provide us with a copy of the Isidor Buchmann "Battery University" to support your statement that "LiIon are the 'fastest growing and most promising battery chemistry.' Please also provide the journal cited that supports the statements you make in the last paragraph on page 19 and the first paragraph on page 20. Please ensure that the information you provide us is marked to show where you derived your statements.

	Pursuant to your request, please find enclosed are copies of the following articles. Each has been marked to indicate the derivation of the statements set forth in the prospectus:

       (a) Buchmann, Isidor, "Is Lithium-ion the Ideal Battery?," www.batteryuniversity.com, copyright 2003-2005.

       (b) Bradford, Sara M., "Rechargeable Batteries: Keeping Pace with the Digital Age?", Battery Power Products & Technology, March 2004.

       (c) Sergiu Lisnic, CFA, Spelman Research, "Oak Ridge Micro-Energy, Inc.", September 27, 2004.

       (d) Freedonia Group, "Batteries to 2007", June 1, 2005.

Products, page 22

41. You indicate that you have entered into an assignment for a patent for a new technology with respect to the LicCoO nanowires. Is this patent in addition to the rights obtained from Dr. Choi as set forth on page 27 under the heading "Intellectual Property?" If so, please identify the patent, the expiration date and the entity that you received the patent from. Please also file the assignment agreement as an exhibit and provide the material terms of this agreement in this section. If not, it appears that you should revise the disclosure in this section and throughout the document where you make similar disclosure that Dr. Choi only has a patent application and not an actual patent. In this regard, please also disclosure the date the patent application was filed by Dr. Choi.

Additionally, if Dr. Choi's assignment involves technology separate from that described as developed by ORNL, please also clarify how the two technologies relate, how you intend to use and/or develop Dr. Choi's device, and on which one you intend to focus your development efforts.

     In response to your questions, we would like to clarify the technology that the Company has acquired from Dr. Choi. The Company received an assignment of a patent application filed by Dr. Choi, as evidenced by the Technology and Patent Assignment. Such Assignment was filed as
     Exhibit 10.1 to the Registration Statement. We have modified the language in question in the prospectus to effect this clarification. Please see page 38 of the prospectus.

    Please note that Dr. Choi's technology, assigned to the Company, does indeed involve technology separate from that described as developed by ORNL. We believe that the language in this section of the prospectus indicates that our technology differs from the ORNL technology, through the statement that the technology that we have been assigned is new, and involves nanowires that are installed using a proprietary technique. Please see page 33 of the prospectus.

42. In view of your limited experience and operation, tell us the basis for the statements you make in the last paragraph on page 22.

	The Company has informed us that it has made such statements based on its calculations of expected costs. In making these estimates, the Company assumed the same physical area and the same time frame, and actually concluded that it could manufacture as many as 20 cathodes using its technology to every one that could be manufactured using standard thin film processes.

Marketing and Distribution, page 25

43. Please explain what you mean by "OEM."

       Pursuant to your request, we have clarified that "OEM" stands for "original equipment manufacturer." Please see page 36 of the prospectus.

Government Regulation, page 27

44. We note that you have not provided any discussion under this heading. Please advise us.

      The Company has indicated that it is unaware of any significant governmental regulation to which it would be subject, with the possible
      exception of regulations governing the disposal of hazardous wastes.   We
      have added such a discussion to the "Business - Government Regulation" section of the prospectus. Please see page 38 of the prospectus.

Employees, page 27

45. You indicate that you utilize outside consultants for your research and development activities. To the extent you are dependent on any one consultant or group of affiliated consultants, please add a risk factor discussing the risks and consequences stemming from your dependence on such consultants. In the alternative, please explain to us why no such risk factor disclosure is necessary.

	The Company has informed us that the only outside consultant upon whom it depends is Dr. Mark Daugherty, the Company's Chief Technical Officer. We have added a statement to that effect in the appropriate risk factor. Please see page 8 of the prospectus.

Management, page 28

46. Please provide the dates of employment, including place of employment and title, for the last five years for Dr. Sung Choi.

	Pursuant to your request, we have added the above information to Dr. Choi's biography. Please see page 41 of the prospectus.

Certain relationships and related transactions, page 33

47. Please expand the discussion to describe the terms of Dr. Choi's consulting agreement.

	Pursuant to your request, we have expanded this discussion to describe the terms of Dr. Choi's consulting agreement. Please see page 44 of the prospectus.

Principal Stockholders, page 33

Selling Stockholders, page 34

48. Please disclose the natural person who has voting and investment power over the shares held by Rastiff Business Ventures, Inc.

	Pursuant to your request, we have added footnotes to the Principal Stockholders and Selling Stockholders tables to indicate that Dennis Reid is the natural person who has voting and investment power over the shares held by Rastiff Business Ventures, Inc. Please see pages 44 and 47 of the prospectus.

Selling Stockholders, page 34

49. If any selling shareholders are registered broker-dealers, please revise to identify such parties as underwriters. The only exception to this position is if the selling shareholder received the shares as underwriting compensation.

	We have been informed by the Company that none of the selling stockholders are registered broker-dealers.

50. If any of the selling shareholders are affiliates of broker-dealers, please revise to state that the selling shareholder received the shares in the ordinary course of business and has not [sic] agreement to directly or indirectly engage in a distribution of the shares. If a selling shareholder is not able to make such representations, then revise to identify such selling shareholder as an underwriter.

	We have been informed by the Company that none of the selling stockholders is an affiliate of a broker-dealer.

51. We note the information in Part II of your registration statement concerning the issuance of privately placed securities to your founders. If any of the selling shareholders are founders of your company, please so indicate.

	Based on the definition of "founder" as found in Rule 405 promulgated under the Securities Act (see the definition of "promoter"), Dr. Choi would be the only selling stockholder considered to be a founder. We have added a statement to that effect to the "Selling Stockholders" section of the prospectus. Please see page 47 of the prospectus.

52. Please provide a brief description of how all of your selling shareholders acquired the securities listed in this section. We note your [sic] have provided this disclosure for Dr. Choi.

	Pursuant to your request, we have added to this section a brief description of how the selling stockholders acquired the securities. Please see page 46 of the prospectus.

Plan of Distribution, page 37

53. It appears that you are relying on Rule 3a4-1 of the Exchange Act. Please provide us with a detailed analysis on how you meet the requirements of that rule.

       You have asked us to provide a detailed analysis of the Company's reliance on Rule 3a4-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") for this offering.

       Rule 3a4-1 states that an "associated person" of an issuer of securities shall not be deemed to be a broker solely by reason of his or her participation in the sale of securities of the issuer if certain criteria exist. These criteria include: (a) the associated person is not subject to a statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act) at the time of his or her participation; (b) the associated person is not compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and (c) is not at the time of his or her participation an associated person of a broker or dealer. In addition, the associated person must meet one of three detailed conditions set forth in subsections (a)(4)(i) through (iii) of Rule 3a4-1.

       The Company has informed us that the offering will be conducted by David
       A. Walker, its Chief Executive Officer. Mr. Walker is considered to be an "associated person" of the Company under subsection (c)(1)(i) of Rule 3a4-1. We have been informed by Mr. Walker that he is not subject to a statutory disqualification as defined in Section 3(a)(39) of the Exchange Act. We have also been informed by the Company that Mr. Walker will not receive any compensation in connection with the participation in the sale of the Company's common stock. In addition, Mr. Walker is not an "associated person" of a broker or dealer. Therefore, Mr. Walker meets the first set of criteria under Rule 3a4-1.

       An analysis of the next set of conditions under Rule 3a4-1 indicates that Mr. Walker also satisfies one of those three conditions. Subsection (a)
       (4)(ii) requires the associated person to primarily perform substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities. In addition, the associated person may not have been a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months, and may not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance in subsections (a)(4)(i) or (ii) of Rule 3a4-1. As indicated by his title and role, Mr. Walker's principal functions for the Company are strategic and operational, and are substantially in excess of his involvement in selling the Company's securities. We have been informed by the Company that Mr. Walker has not been a broker, dealer, or "associated person" of a broker or dealer within the preceding 12 months. Finally, Mr. Walker has not and will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on subsections (a)(4)(i) or
       (iii) of Rule 3a4-1.

       For these reasons, we believe that the Company and Mr. Walker comply with Rule 3a4-1 of the Exchange Act.

54. Please refer to your statement that the selling shareholders and any of their pledges, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. Please confirm your understanding that the Company may substitute new names for the names of selling stockholders by means of a Rule 424(b) prospectus only if:

       o the change is not material;

       o the number of securities or dollar amount registered does not change;
         and

       o the new owners' securities can be traced to those covered by this registration statement.

Please be advised that you may not use a prospectus supplement to add selling stockholder [sic] to the registration statement if their ownership cannot be traced to securities registered in the original registration statement.

       On behalf of the Company, we confirm its understanding of the matters set forth above.

55. You indicate in this section that some of the shares you are registering will be issued upon the exercise of warrants. This statement appears inconsistent with the disclosure you make in the section of you document entitled "Shares Eligible for Future Sales" on page 38, where you sate [sic] that you have no warrants outstanding. Please revise to eliminate the inconsistent statements.

       Pursuant to your request, we have modified the section of the prospectus entitled "Shares Eligible for Future Sales" to revise the inconsistent statements. Please see page 50 of the prospectus.

Financial Statements, page 40

Report of Independent Registered Public Accounting Firm, page F-1

56. Please describe, in your footnotes, your plans regarding the matters that raise substantial doubt about your ability to continue as a going concern, as mentioned in the audit report. In addition, please disclose, in your MD&A, your plans to resolve the doubts and discuss your ability or inability to generate sufficient cash to support your operations during the twelve month period following the date of your financial statements. In both regards, please refer to Financial Reporting Codification Section 607.02.

	Pursuant to your request, the footnotes to the financial statements and the MD&A have been revised to include the Company's plans to resolve doubts and discuss its ability to generate sufficient funds to support operations for the twelve months ended March 31, 2006. Please see pages 26 and F-6 of the prospectus.

Description of Business, History and Summary of Significant Policies, page F-6

57. Please disclose when your fiscal year ends.

	The footnotes to the financial statements have been revised to include the date when the Company's fiscal year ends, which is March 31. Please see page F-6 of the prospectus.

58. Please disclose your policy for research and development costs. In so doing, please disclose how you consider the test of alternative future use, in paragraph 11(a) or 11(c) of SFAS 2, in charging acquired in-process research and development to expense. In this regard, please consider paragraph 5 of FIN 4 and clarify your disclosure on page 19.

	The footnotes to the financial statements have been revised to include the Company's policy for research and development costs, including the Company's consideration of the test of alternative future use. Please see page F-7 of the prospectus. The Company's management believes that the acquired technology has more than one application. The Company has decided to focus on the nanowire battery technology; however, management believes that it has additional applications, including the possibility of super capacitors. At this time, however, the Company is not pursuing this alternative. The Company's funding resources are expected to be sufficient for more than one product, but management plans to explore the additional applications following the success of the initial application.

Intangible Assets, page F-7

59. Please disclose how and when you evaluate the remaining useful life of intangible assets, as required by paragraph 14 or SFAS 142. In addition, please disclose how and when you determine whether the remaining balance should be evaluated for possible impairment, as per paragraphs 7 through 24 of SFAS 144 and as you disclosed for your fixed assets.

	The footnotes to the financial statements have been revised to disclose how and when the Company evaluates the remaining useful life of intangible assets, as required by paragraph 14 of SFAS 142, including how and when the Company determines whether the remaining balance should be evaluated for possible impairment. Please see page F-7 of the prospectus.

Intangible Assets, page F-10

60. Please tell us the following about the amount capitalized as a patent:

      o Whether Sung H. Choi would have otherwise been a shareholder. If so, whether the amount was consistent with his amortized cost or the amount that he would have had in his accounts if he had prepared financial statements using GAAP for business entities. If not, why not and how the amount was determined.

      The Company has informed us that Dr. Choi would not otherwise have been a stockholder, as that was negotiated later in the acquisition of his technology.

     o	Whether the amount should have included the present value of the future
	minimum annual royalty payments disclosed on page F-11, whether this present value should have been recognized as a liability, and whether this present value should have reduced the amount attributed to the stock issued.

      The present value of the minimum annual royalty payments was not included in the determination of the present value of the acquired patent application. Management of the Company believes that the fair value of the asset exceeds the value assigned to the patent application; however, management could not objectively determine a method to measure that value based on the consideration disbursed and decided to take what it determined to be a conservative approach in regards to valuing this intangible asset by applying the determined fair market value of the common stock issued. The fair value of the common stock was determined by the founders of the Company at the time the founder's shares were issued in exchange for cash at $0.005 per share. Management determined that the royalty payments would be recognized the time the revenue related to the patent is earned. Management expects the royalty payments to exceed the minimum annual royalty payments and believes this balance should be disclosed as a commitment rather than a liability.

     o	Whether the amount relate [sic] solely to a patent, as page F-10 refers
	to a "patent assignment agreement", or whether the amount also relates to technology, as page F-10 refers to a "technology assignment agreement." If any of the amount relate [sic] to technology, why the amount was not charged to expense as acquired in-process research and development with no alternative future use.

      The footnotes to the financial statements have been revised to clearly define the agreement as a Technology and Patent Assignment. Pursuant to the Assignment, the patent application is for the technological development of a nanowire technology; therefore the patent application covers the same technology. Management believes that the patent application has no value without the underlying technology. The amount was not charged to expense as acquired in-process research and development, as the Company believes there are alternative uses as discussed in Item 58 above.

61. For each issuance involving noncash consideration, please disclose the nature of the consideration and the basis for assigning amounts, as per paragraph 11(d)(3) of SFAS 7.

	Pursuant to your request, we have revised Note 4 of the Notes to Financial Statements for the March 31, 2005 audited financial statements to disclose the nature of the consideration and the basis for assigning amounts to each issuance of common stock involving noncash consideration, as per paragraph 11(d)(3) of SFAS 7. Please see page F-11 of the prospectus.

62. Please provide us with an itemized chronological schedule showing each issuance of common stock and other equity instruments, if any, from March 17, 2005 through the date of your response. Please provide the following information separately for each equity issuance:

      o The date of the transaction;

      o The number of equity instruments issued;

      o The exercise price or per share amount paid;

      o Management's fair market value per share estimate and the significant factors, assumptions and methodologies used in determining fair value;

      o	The identity of the recipient indicating if the recipient was a related
	party;

      o	Nature and terms of concurrent transactions;

      o	The amount of any compensation or interest expense element; and

      o	Significant factors contributing to the difference between the fair
	value as of the date of each grant and fair value as of the date of your request.

      The requested itemized schedule is enclosed herewith.

Recent Sales of Unregistered Securities, page II-1

63. Please revise to identify by name the individuals whom securities were issued to in this section.

	In response to your request, we respectfully note that Item 701 of Regulation SB indicates that the issuer should identify the "persons or class of persons to whom the small business issuer sold the securities." To list all of these persons would make the disclosure more complex and would in fact duplicate much of the material already set out in the section of the prospectus entitled "Selling Stockholders." We therefore request that this section remain as is.

64. We note your disclosure that the individual who you issued shares for the assignment of certain technology, who we presume is Dr. Choi, represented to you that the shares were being acquired for investment purposes. In this regard, tell us why Dr. Choi is registering those securities for resale in this Form SB-2 after only three months. Also, please disclose the identity of the person who received shares for the technology.

	We hereby confirm that Dr. Choi is the individual in question, and have modified this section of the Registration Statement to so indicate. Please see page II-2 of Amendment No. 1. It is correct that Dr. Choi did represent to the Company that the shares were being acquired for investment purposes. We have been informed that Dr. Choi does not currently intend to sell any of his shares; however, given the expense and time-consuming nature of the registration process, the Company has included in this registration all shares that the selling stockholders might wish to sell in the future.

65. Please note that your principal financial officer and either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain these signatures. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise.

 	Pursuant to your request, we have revised the signature line to indicate that Mr. Walker is signing in both capacities. Please see page II-5 of Amendment No. 1.

Thank you again for your assistance, and please contact me if you have any questions or comments regarding this matter.

						Very truly yours,

						SILICON VALLEY LAW GROUP
						A Law Corporation


						By:/s/ Cathryn S. Gawne
						-----------------------
						   Cathryn S. Gawne, Esq.
Enclosures

cc:  Mr. David A. Walker

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